SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2007

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ON TRACK INNOVATIONS LTD.

6-K ITEM

1. Press release re OTI Reports FY 2007 Six Months and Second Quarter Financial Results

This report on Form 6-K is incorporated by reference into On Track Innovations Ltd.‘s Registration Statement on Form F-3 (Registration No. 333-111770), initially filed with the Securities and Exchange Commission (the “Commission”) on January 8, 2004, its Registration Statement on Form F-3 (Registration No. 333-115953), filed with the Commission on May 27, 2004, its Registration Statement on Form F-3 (Registration No. 333-121316), filed with the Commission on December 16, 2004, its Registration Statement on Form F-3 (Registration No. 333-127615), initially filed with the Commission on August 17, 2005, its Registration Statement on Form S-8 (Registration No. 333-128106), filed with the Commission on September 6, 2005, its Registration Statement on Form F-3 (Registration No. 333-130324), filed with the Commission on December 14, 2005, its Registration Statement on Form F-3 (Registration No. 333-135742), filed with the Commission on July 13, 2006, its Registration Statement on Form S-8 (Registration No. 333-140786), filed with the Commission on February 20, 2007,and its Registration Statement of Form F-3 (Registration No. 333-142320), filed with the Commission on April 24, 2007.

SIGNATURES

                   Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant) By: /s/ Oded Bashan —————————————— Oded Bashan President, Chief Executive Officer and Chairman

Date: August, 28, 2007

Press Release

OTI Reports FY 2007 Six Months and Second Quarter Financial Results

Six Month Revenues up 7% Compared to the Same Period Last Year

Fort Lee, NJ – August 27, 2007 – On Track Innovations Ltd. (OTI) (NASDAQ GM: OTIV), a global leader in contactless microprocessor-based smart card solutions for homeland security, payments, petroleum payments and other applications, today announced its consolidated financial results for six months and the second quarter ended June 30, 2007.

—	Revenues: Revenues for the six months ended June 30, 2007 were $20.6 million, an increase of 7% compared to $19.4 million in the same period last year. Revenues in the second quarter were $10.2 million, a decrease of 1% compared to $10.3 million in the same period last year.
—	GAAP Gross Profit: GAAP Gross Profit for the six months ended June 30, 2007 was $8.4 million, a decrease of 6% compared to $9.0 million in the same period last year. In the second quarter GAAP gross profit was $4.4 million, a decrease of 3% compared to $4.5 million in the second quarter of 2006. GAAP gross margin for the six months ended June 30, 2007 was 41% compared to 46% in the same period last year. GAAP gross margin in the quarter was 43% compared to 44% in the second quarter of 2006.
—	Non-GAAP Gross Profit: Non-GAAP Gross Profit was $8.4 million, for the six months ended June 30, 2007, a decrease of 6% compared to $9.0 million in the same period last year. Non-GAAP Gross Profit for the second quarter of 2007 was $4.4 million, a decrease of 2% compared to $4.5 million in the second quarter of 2006. Non-GAAP gross margin for the six months ended June 30, 2007 was 41% compared to 46% in the same period last year. Non-GAAP gross margin in the second quarter was 43% compared to 44% in the second quarter of 2006.
—	GAAP Net Loss: GAAP Net Loss for the six months ended June 30, 2007 was $(7.3) million, an increase of 85% compared to $(3.9) million in the same period last year. GAAP net loss for the second quarter of 2007 was $(3.2) million, an increase of 61% compared to $(2.0) million in the second quarter last year.
—	Non-GAAP Net Loss: Non-GAAP Net Loss for the six months ended June 30, 2007 was $(4.3) million, an increase of 112% compared to $(2.0) million in the same period last year. Non-GAAP net loss for the second quarter of 2007 was $(1.8) million an increase of 99% compared to $(928,000) in the second quarter last year.
—	GAAP Loss per Share: GAAP Loss per Share for the six months ended June 30, 2007 was $(0.39) compared to $(0.31) in the same period last year. GAAP loss per share for the second quarter of 2007 was $(0.17), compared to $(0.15) in the second quarter of 2006.
—	Non-GAAP Loss per Share: Non-GAAP Loss per Share for the six months ended June 30, 2007 was $(0.23) compared to $(0.16) in the same period last year. Non-GAAP loss per share for the second quarter of 2007 was $(0.10), compared to $(0.07) in the second quarter of 2006.

—	Strong Balance Sheet: Total assets were at $117.3 million with cash equivalent and short term investments totaling $44.1 million.

Non-GAAP results for the second quarter and six months period of 2007 and 2006 exclude the impact of SFAS 123(R) and amortization of intangible assets. Please see the attached table for a full reconciliation of GAAP to Non-GAAP results.

“The first half revenues are in accordance with our initial expectations,” said Oded Bashan, Chairman and CEO of OTI.” As we stated last quarter, we are expecting a stronger second half, with most of the growth realized towards the end of 2007".

Conference call and Webcast Information
The Company has scheduled a conference call and simultaneous Web cast for Monday, August 27, 2007, which will be hosted by Oded Bashan, Chairman and CEO, Ohad Bashan, President, and Guy Shafran, CFO, for 09:00 AM EDT to discuss operating results and future outlook. To participate, call: 1-866-491-4244 (U.S. toll free) 180-924-5917 (Israel toll free) 0-800-180-8316 (Germany toll free) 1-973-582-2815 (standard international) ID Code: OTI Q2 2007 Results Conference Call. To attend the Web cast, use the following links: http://www.otiglobal.com/content.aspx?id=226

For those unable to participate, the teleconference will be available for replay until midnight September 3rd, by calling U.S: 877-519-4471 or International; 973-341-3080 and entering the PIN number # 9133176 or on the web at: http://www.otiglobal.com/content.aspx?id=226

Use of Non-GAAP Financial Information
In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, OTI uses non-GAAP measures of gross profit, net income and earnings per share, which are adjustments from results based on GAAP to exclude non-cash equity-based compensation charges in accordance with SFAS 123(R) and amortization of intangible assets. OTI management believes the non-GAAP financial information provided in this release provides meaningful supplemental information regarding our performance and enhances the understanding of the Company’s on-going economic performance. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. Management uses both GAAP and non-GAAP information in evaluating and operating the business and as such deemed it important to provide all this information to investors.

About OTI
Established in 1990, OTI (NASDAQ GM: OTIV) designs, develops and markets secure contactless microprocessor-based smart card technology to address the needs of a wide variety of markets. Applications developed by OTI include product solutions for petroleum payment systems, homeland security solutions, electronic passports and IDs, payments, mass transit ticketing, parking and loyalty programs. OTI has a global network of regional offices to market and support its products. The company was awarded the Frost & Sullivan 2005 and 2006 Company of the Year Award in the field of smart cards. For more information on OTI, visit www.otiglobal.com, the content of which is not part of this press release

OTI Contact:	Investor Relations:
Galit Mendelson	Miri Segal
Director of Corporate Communications	Strategic Growth International
201 944 5200 ext. 111	212 838 1444
galit@otiglobal.com	msegal@sgi-ir.com

(TABLES TO FOLLOW)

Safe Harbor for Forward-Looking Statements:
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Whenever we use words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate” or similar expressions, we are making forward-looking statements. Because such statements deal with future events and are based on OTI’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of OTI could differ materially from those described in or implied by the statements in this press release. For example, forward-looking statements include statements regarding our goals, beliefs, future growth strategies, objectives, plans or current expectations, such as those regarding a stronger second half, with most of the growth realized towards the end of 2007. Forward-looking statements could be impacted by market acceptance of new and existing products and our ability to execute production on orders, as well as the other risk factors discussed in OTI’s Annual Report on Form 20-F for the year ended December 31, 2006, which is on file with the Securities and Exchange Commission. Although OTI believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. Except as otherwise provided by law, OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

ON TRACK INNOVATIONS LTD
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(In thousands, except share and per share data)

	Six months ended June 30		Three months ended June 30
	2007	2006	2007	2006
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenues
Sales	$19,289	$17,373	$9,791	$9,356
Licensing and transaction fees	1,325	1,983	448	945

Total revenues	20,614	19,356	10,239	10,301

Cost of Revenues
Cost of sales	12,207	10,384	5,865	5,811

Total cost of revenues	12,207	10,384	5,865	5,811

Gross profit	8,407	8,972	4,374	4,490

Operating Expenses
Research and development	5,153	3,301	2,559	1,473
Selling and marketing	4,061	3,289	2,189	1,860
General and administrative	7,047	6,076	3,239	2,930
Amortization of intangible assets	657	368	329	182

Total operating expenses	16,918	13,034	8,316	6,445

Operating loss	(8,511)	(4,062)	(3,942)	(1,955)
Financial income, net	1,191	736	594	410
Other income (expense), net	(111)	14	-	(5)

Loss before taxes on income and
minority interests	(7,431)	(3,312)	(3,348)	(1,550)
Taxes on income	131	165	65	176
Minority interest	190	114	148	107
Equity in loss of affiliate	(162)	(906)	(42)	(710)

Net loss	(7,272)	(3,939)	(3,177)	(1,977)

Basic and diluted net loss per
ordinary share	$(0.39)	$(0.31)	$(0.17)	$(0.15)

Weighted average number of ordinary
shares used in computing basic
and diluted net loss per ordinary share	18,641,927	12,641,778	18,942,626	12,905,557

ON TRACK INNOVATIONS LTD
RECONCILIATION BETWEEN GAAP TO NON-GAAP
STATEMENT OF OPERATIONS
(In thousands, except share and per share data)

	GAAP	Six months ended June 30, 2007 Adjustments		Non-GAAP

Revenues
Sales	$19,289	-		$19,289
Licensing and transaction fees	1,325	-		1,325

Total revenues	20,614			20,614

Cost of Revenues
Cost of sales	12,207	(24	)(a)	12,183

Total cost of revenues	12,207	(24)		12,183

Gross profit	8,407	24		8,431

Operating Expenses
Research and development	5,153	(1,061	)(a)	4,092
Selling and marketing	4,061	(168	)(a)	3,893
General and administrative	7,047	(1,038	)(a)	6,009
Amortization of intangible assets	657	(657	)(b)	0

Total operating expenses	16,918	(2,924)		13,994

Operating loss	(8,511)	2,948		(5,563)
Financial income, net	1,191	-		1,191
Other expenses, net	(111)	-		(111)

Loss before taxes on income and minority interests	(7,431)	2,948		(4,483)
Taxes on income	131	-		131
Minority interests	190	-		190
Equity in loss of an affiliate	(162)	-		(162)

Net loss	$(7,272)	$2,948		$(4,324)

Basic and diluted net loss
per ordinary share	$(0.39)	$0.16		$(0.23)

Weighted average number of ordinary shares used in computing
basic and diluted net loss per ordinary share	18,641,927			18,641,927

(a)	The effect of stock-based compensation. The Company adopted the provisions of Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment” on January 1, 2006 using the modified-prospective transition method.

(b)	The effect of amortization of intangible assets.

ON TRACK INNOVATIONS LTD
RECONCILIATION BETWEEN GAAP TO NON-GAAP
STATEMENT OF OPERATIONS
(In thousands, except share and per share data)

	GAAP	Three months ended June 30, 2007 Adjustments		Non-GAAP

Revenues
Sales	$9,791	-		$9,791
Licensing and transaction fees	448	-		448

Total revenues	10,239			10,239

Cost of Revenues
Cost of sales	5,865	(13	)(c)	5,852

Total cost of revenues	5,865	(13)		5,852

Gross profit	4,374	13		4,387

Operating Expenses
Research and development	2,559	(574	)(c)	1,985
Selling and marketing	2,189	(96	)(c)	2,093
General and administrative	3,239	(319	)(c)	2,920
Amortization of intangible assets	329	(329	)(d)	0

Total operating expenses	8,316	(1,318)		6,998

Operating loss	(3,942)	1,331		(2,611)
Financial income, net	594	-		594
Other expenses, net	-	-		-

Loss before taxes on income and minority interests	(3,348)	1,331		(2,017)
Taxes on income	65	-		65
Minority interests	148	-		148
Equity in loss of an affiliate	(42)	-		(42)

Net loss	$(3,177)	$1,331		$(1,846)

Basic and diluted net loss
per ordinary share	$(0.17)	$0.07		$(0.10)

Weighted average number of ordinary shares used in computing
basic and diluted net loss per ordinary share	18,942,626			18,942,626

(c)	The effect of stock-based compensation. The Company adopted the provisions of Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment” on January 1, 2006 using the modified-prospective transition method.

(d)	The effect of amortization of intangible assets.

ON TRACK INNOVATIONS LTD
RECONCILIATION BETWEEN GAAP TO NON-GAAP
STATEMENT OF OPERATIONS
(In thousands, except share and per share data)

	GAAP	Six Months Ended June 30, 2006 Adjustments		Non-GAAP
	(unaudited)	(unaudited)		(unaudited)

Revenues
Sales	$17,373	-		$17,373
Licensing and transaction fees	1,983	-		1,983

Total revenues	19,356			19,356

Cost of Revenues
Cost of sales	10,384	(8	)(a)	10,376

Total cost of revenues	10,384	(8)		10,376

Gross profit	8,972	8		8,980

Operating Expenses
Research and development	3,301	(642	)(a)	2,659
Selling and marketing	3,289	(240	)(a)	3,049
General and administrative	6,076	(639	)(a)	5,437
Amortization of intangible assets	368	(368	)(b)	-
Total operating expenses	13,034	(1,889)		11,145

Operating loss	(4,062)	1,897		(2,165)
Financial income, net	736	-		736
Other income, net	14	-		14

Loss before taxes on income and minority interests	(3,312)	1,897		(1,415)
Taxes on income	165	-		165
Minority interest	114	-		114
Equity in loss of affiliate	(906)	-		(906)

Net loss	$(3,939)	$1,897		$(2,042)

Basic and diluted net loss
per ordinary share	$(0.31)	$0.15		$(0.16)

Weighted average number of ordinary shares used in computing
basic and diluted net loss per ordinary share	12,641,778			12,641,778

(a)	The effect of stock-based compensation. The Company adopted the provisions of Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment” on January 1, 2006 using the modified-prospective transition method.

(b)	The effect of amortization of intangible assets.

ON TRACK INNOVATIONS LTD
RECONCILIATION BETWEEN GAAP TO NON-GAAP
STATEMENT OF OPERATIONS
(In thousands, except share and per share data)

	GAAP	Six Months Ended June 30, 2006 Adjustments		Non-GAAP
	(unaudited)	(unaudited)		(unaudited)

Revenues
Sales	$9,356	-		$9,356
Licensing and transaction fees	945	-		945

Total revenues	10,301			10,301

Cost of Revenues
Cost of sales	5,811	(4	)(c)	5,807

Total cost of revenues	5,811	(4)		5,807

Gross profit	4,490	4		4,494

Operating Expenses
Research and development	1,473	(358	)(c)	1,115
Selling and marketing	1,860	(198	)(c)	1,662
General and administrative	2,930	(307	)(c)	2,623
Amortization of intangible assets	182	(182	)(d)	-
Total operating expenses	6,445	(1,045)		5,400

Operating loss	(1,955)	1,049		(906)
Financial income, net	410	-		410
Other income, net	(5)	-		(5)

Loss before taxes on income and minority interests	(1,550)	1,049		(501)
Taxes on income	176	-		176
Minority interest	107	-		107
Equity in loss of affiliate	(710)	-		(710)

Net loss	$(1,977)	$1,049		$(928)

Basic and diluted net loss
per ordinary share	$(0.15)	$0.08		$(0.07)

Weighted average number of ordinary shares used in computing
basic and diluted net loss per ordinary share	12,905,557			12,905,557

(c)	The effect of stock-based compensation. The Company adopted the provisions of Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment” on January 1, 2006 using the modified-prospective transition method.

(d)	The effect of amortization of intangible assets.

ON TRACK INNOVATIONS LTD
CONDENSED CONSOLIDATED BALANCE SHEET
(In thousands, except share and per share data)

	June 30 2007	December 31 2006
	(Unaudited)	(Audited)

Assets

Current assets
Cash and cash equivalents	$8,914	$30,049
Short-term investments	35,197	18,232
Trade receivables (net of allowance for doubtful
accounts of $213 and $234 as of June 30, 2007
and December 31, 2006, respectively)	9,555	10,155
Other receivables and prepaid expenses	2,457	2,109
Inventories	11,704	10,344

Total current assets	67,827	70,889

Severance pay deposits fund	1,084	1,087

Long-term receivables	873	1,043

Investment in an affiliated company	1,506	1,627

Property, plant and equipment, net	17,423	13,318

Intangible assets, net	5,185	5,823

Goodwill	23,387	23,387

Total assets	$117,285	$117,174

ON TRACK INNOVATIONS LTD
CONDENSED CONSOLIDATED BALANCE SHEET
(In thousands, except share and per share data)

	June 30 2007	December 31 2006
	(Unaudited)	(Audited)

Liabilities and shareholders' equity

Current liabilities
Short-term bank credit and current maturities
of long-term bank loans	$1,502	$498
Trade payables	6,531	6,869
Other current liabilities	3,874	3,331

Total current liabilities	11,907	10,698

Long-term liabilities
Long-term loans, net of current maturities	1,950	2,117
Accrued severance pay	3,409	3,209
Deferred tax liabilities	860	992

Total long-term liabilities	6,219	6,318

Total liabilities	18,126	17,016

Minority interests	828	1,004

Shareholders' equity
Ordinary shares of NIS 0.1 par value: authorized - 50,000,000 shares as of June 30, 2007 and December 31, 2006; issued 19,246,508 and 18,592,880 shares as of June 30, 2007 and December 31, 2006, respectively; outstanding 19,011,810 and 18,243,539 shares as of June 30, 2007 and December 31, 2006, respectively	445	431
Additional paid-in capital	169,352	163,102
Accumulated other comprehensive income	609	424
Accumulated deficit	(72,075)	(64,803)

Total shareholders' equity	98,331	99,154

Total Liabilities and Shareholders' Equity	$117,285	$117,174

ON TRACK INNOVATIONS LTD
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(In thousands, except share and per share data)

	Six months ended June 30
	2007	2006
	(Unaudited)	(Unaudited)

Cash flows from operating activities
Net loss	$(7,272)	$(3,939)
Adjustments required to reconcile net loss to net cash provided
By (used in) operating activities:

Stock-based compensation related to options and shares issued to
employees and others	2,693	1,834
Equity in loss of affiliate	162	906
Amortization of intangible assets	657	368
Depreciation	1,184	814
Minority interests	(190)	(114)
Accrued severance pay, net	203	771
Increase (decrease) in deferred tax liabilities	(132)	2
Decrease in trade receivables	711	1,109
Decrease (increase) in other receivables and prepaid expenses	(347)	894
Increase in inventories	(1,279)	(465)
Increase (decrease) in trade payables	(408)	1,139
Increase (decrease) in other current liabilities	514	(1,850)
Other, net	(341)	(397)

Net cash provided by (used in) operating activities	(3,845)	1,072

Cash flows from investing activities

Acquisition of a consolidated subsidiary, net of cash acquired	-	(23)
Proceeds from maturity of available -for sale securities	33,294	19,001
Purchase of available-for sale securities	(49,941)	(8,622)
Purchase of property and equipment	(1,631)	(2,661)
Receipts on account of loans and receivables	160	173
Other, net	(19)	3

Net cash provided by (used in) investing activities	(18,137)	7,871

Cash flows from financing activities
Increase in short-term bank credit, net	1,018	823
Repayment of long-term bank loans	(208)	(376)
Proceeds from minority in subsidiary	-	1,941
Exercise of options and warrants	5	3,234

Net cash provided by financing activities	815	5,622

Effect of exchange rate changes on cash	32	2

Increase (decrease) in cash and cash equivalents	(21,135)	14,567
Cash and cash equivalents at the beginning of the period	30,049	29,657

Cash and cash equivalents at the end of the period	$8,914	$44,224